

THE CUBE

work + play + grow







75%

OF ENTREPRENEURS ARE PARENTS



Did you know?



The Problem

Yearly parents spend, on average, $15,000 on childcare. Parents also struggle with finding quality childcare facilities that are affordable. Being a mom (or dad) entrepreneur means you have to decide whether you will invest $15,000 in your business or childcare.



Our Solution

We are the only membership based black woman-owned coworking space that provides pay as you go babysitting services with socially relevant education in the United States. The key differentiator is that we not only support our community, but we provide a form of childcare with grandparents being the babysitter.





Our Solution

"

Discovering The Cube Cowork Has been my saving grace. Since becoming a member 6 years ago, I have been able to **TRIPLE** my income. I cringed at leaving my new baby at a daycare and knowing my baby is in the next room while I work is therapeutic

-Anna Grace Paulovkin



Why The Cube Cowork?

Creating Generational Wealth

On-site babysitting services

Keeping senior citizens "young"



Our Secret Sauce

TOTAL ADDRESSABLE MARKET

TAM	LOW	High
Potential Customers (Maryland)	1240 (.4%)	2766 (2%)
Average Revenue per customer per year	$420	$8340
TAM ($)	$520,800	$23,068,440

Source: https://womensbusinesscenteratmarylandcapitalenterprises.org/women-entrepreneurs/women-owned-business-facts/





SALES AND MARKETING

Partners


Opus VirtualOffices
the ultimate office solution


L:QUIDSPACE


ALLIANCE
VIRTUAL OFFICES


deskpass


DAVINCI


MORGAN
STATE UNIVERSITY

Features


Forbes


The
AFRO
American


Technical.ly
Better cities through technology



COMCAST
RISE





The Cube Cowork Team





DR. TAMMIRA LUCAS
CEO
Doctor in Business
11+ years of business experience

TEKESHA JAMISON
CFO
25+ years in operations and management

OMAR MUHAMMAD
Advisor
30+Years as a business advisor

Our Competitiors

	The Cube Cowork	Spark Baltimore	Perfect Office Solutions	Impact Hub
Onsite Babysitting service	X			
Private offices	X	X	X	X
Event Space/meeting rooms	X	X	X	X
Coworking memberships	X	X	X	X
Content Creation areas	X			



Financial Summary

	2021	2022	2023 (projections)
Sales Bookings	$192,211.40	$384,422	$768,844
Number of members	150	300	475







Growth Plan

2022
Purchase our current building & expand programming

2023
Expand locations to Atlanta

2024
Expand locations to new markets





MILESTONES

What have we accomplished over the last 5-years?

SEPTEMBER 2016

The Cube Cowork launched in a 1200 square foot building. 25 members

APRIL 2021

Expanded to 15,000 Square feet - 17 office spaces, 3 meeting rooms, larger play area, and event space. 150 members

SEPTEMBER 2022

Purchase the building of The Cube Cowork with members owning some interest.



INVEST IN THE CUBE

WE ARE RAISING
$1.4 MILLION





ADDRESS
4709 Harford Rd

PHONE NUMBER
410-616-9290

EMAIL ADDRESS
info@thecubecowork.com

Get In Touch With Us

